UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 18, 2020

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Popular Demand Interests; Series Authentic Interests; Series Storm Shooter Interests

____________________

Title of each class of securities issued pursuant to Regulation A

Item 9.	Other Events

2020 Haskell Stakes

On July 18, 2020, Authentic, the 2017 Colt that is the Underlying Horse for Series Authentic, raced in the 2020 Haskell Stakes - Grade 1 race and finished in first place (the “2020 Haskell”).

As a result of winning the 2020 Haskell, Authentic:

1)	earned Seventy Five Thousand Dollars ($75,000) in gross revenue (the “Race Proceeds”); and

2)	triggered a Three Hundred Thirty Seven Thousand Five Hundred Dollars ($337,500) bonus payment (the “Bonus”) that My Racehorse CA LLC (the “Company”) will have to pay to Spendthrift Farm, LLC (the “Horse Seller”) pursuant to Section 4 of the Equine Co-Ownership and Acquisition Agreement, dated as of June 8, 2020 (the “Agreement”), by and between the parties.

The Bonus will be paid to the Horse Seller from the Company’s share of any revenues generated by future stallion proceeds after Authentic is retired from racing.

No Series Authentic Interests were offered during the periods between the post time of the 2020 Haskell and the submission and acceptance of the disclosure.

A full description of the Bonus and a copy of the Agreement was previously filed by the Company on its Post-Qualification Offering Circular Amendment No. 12 (File No. 024-10896), filed with the Securities and Exchange Commission on June 12, 2020, as Exhibit 6.29 therein.

Valuation

The Company has determined that Authentic’s valuation shall remain the same because the Bonus obligation offsets Authentic’s appreciation in value as a stallion since Authentic’s stud fee is projected to increase after winning the 2020 Haskell.

Dividends

Holders of record of Series Authentic Interests immediately prior to the race will receive a special dividend by the Company from the Race Proceeds. Investors that purchase Series Authentic Interests after the 2020 Haskell will not be eligible to receive any of the Race Proceeds.

Forward Looking Statements

The information set forth under Item 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: July 20, 2020	By:	Experiential Squared, Inc., its Manager

By:	/s/ Michael Behrens
Name: Michael Behrens Title: Chief Executive Officer and Chief Financial Officer

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